บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.910 / L.082.2/2004

Finance Department
Tel. 0-2537-4509

[redacted]

04036400

August 16, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on August 11, 2004. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,266,274,000.00 (Three thousand two hundred and sixty six million, two hundred and seventy four thousand Baht)
2. The Company's issued and paid-up shares are 653,254,800 (Six hundred and fifty three million, two hundred and fifty four thousand and eight hundred shares), which are categorized as follows:

Ordinary Shares :	653,254,800	(Six hundred and fifty three million, two hundred and fifty four thousand and eight hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President